Exhibit 99.1

BAYTEX ANNOUNCES STRATEGIC ACQUISITION THAT MORE THAN DOUBLES LAND BASE AT PEACE RIVER AND $100 MILLION EQUITY FINANCING

NOT FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

CALGARY, ALBERTA (November 22, 2016) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce that it has entered into an agreement to acquire heavy oil assets located in the Peace River area of northern Alberta, effective October 1, 2016, for cash consideration of $65 million (the “Acquisition”). The assets are located immediately adjacent to our existing Peace River lands, add approximately 3,000 boe/d of production and more than double our land base in the area. The Acquisition, which is subject to closing adjustments and other conditions typical of transactions of this nature, is expected to close before year-end.

The Acquisition will be funded through a concurrent $100 million bought deal financing.

Strategic Rationale

The Peace River region has been a core asset for Baytex since we commenced operations in the area in 2004. Through our innovative multi-lateral horizontal drilling and production techniques, the area is recognized as having some of the strongest capital efficiencies in the oil and gas industry and, over the years, has contributed significantly to our growth.

The Acquisition is consistent with our strategy to capitalize on opportunities to enhance the quality of our asset base throughout the commodity price cycle. The Acquisition will drive efficiencies and synergies in our operations and will significantly enhance our inventory of drilling locations for future growth. We see the potential to significantly increase crude oil production from the Acquisition over the next two years.

Acquisition Highlights

•
We are acquiring 415 net sections of long-tenure oil sands leases, which will more than double our land position in the area. Prior to this Acquisition, we held 338 net sections of oil sands leases in the Peace River area. To view a map of the acquired lands along with our existing land position at Peace River, please visit the following link:

http://media3.marketwire.com/docs/1122bte_map.jpg

•	The acquired assets are currently producing approximately 3,000 boe/d (85% heavy oil) and are 100% operated. The Acquisition will increase our production at Peace River by approximately 20%.

•
In addition, the Acquisition includes approximately 3,000 boe/d of production that is shut-in due to regulatory requirements and economics. We estimate the total capital required to bring these volumes back on-line to be approximately $30 million. Subject to a favourable crude oil price environment, we expect to incur the majority of these expenditures over the next couple of years.

Baytex Energy Corp.
Press Release – November 22, 2016

•
We have identified significant growth opportunities on the assets, including 153 net drilling locations which are supported by the viscosity data from over 200 stratigraphic test wells. Our total drilling inventory at Peace River grows by 75% to over 350 net wells.

•
The majority of the production is processed through a vast infrastructure network that includes an integrated crude oil pipeline system, centralized oil processing facilities and a blended crude oil sales pipeline. The assets also include an extensive gas gathering and conservation system.

•	This unique acquisition provides the potential for efficiencies and synergies that will allow the optimal development of both existing Baytex lands and the acquired acreage.

•	The acquired lands hold further significant development potential, including enhanced oil recovery and water flood opportunities.

Summary of the Acquisition

Purchase price	$65 million (subject to closing adjustments)

Land Position	415 net sections

Current production	3,000 boe/d (85% heavy oil)

Reserves: (1)
Proved developed producing	5.1 mmboe
Total proved	15.5 mmboe
Proved plus probable	18.4 mmboe

Average Crude Oil Quality	10-12 degree API

Reserves Life Index (2)	16.8 years

Development locations (net)	54	proved
	17	probable
	71	proved plus probable
	82	unbooked
	153	total locations

Notes:

(1)
Reserves represent total working interest reserves before the deduction of royalties and are based on Baytex’s internal evaluation and were prepared by a qualified reserves evaluator in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook effective October 1, 2016.

(2)	Reserves life index is calculated by dividing estimated proved plus probable reserves by estimated current production.

Financing

In connection with the Acquisition, Baytex has entered into an agreement with a syndicate of underwriters co-led by Scotia Capital Inc. and RBC Capital Markets (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 19,050,000 common shares (“Common Shares”) at a price of $5.25 per share to raise aggregate gross proceeds of approximately $100 million (the “Offering”). The net proceeds will be used to fund the Acquisition,

Baytex Energy Corp.
Press Release – November 22, 2016

reduce bank indebtedness and fund ongoing capital expenditures. The Offering is subject to customary closing conditions, including receipt of applicable regulatory and stock exchange approvals, and is expected to close on or about December 12, 2016. Completion of the Offering is not conditional on the closing of the Acquisition.

Baytex has also granted the Underwriters an over-allotment option to purchase up to an additional 2,857,500 Common Shares at a price of $5.25 per share, exercisable in whole or in part, at any time and from time to time, for a period of 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. The maximum gross proceeds that will be raised under the Offering will be $115 million should the over-allotment option be exercised in full.

The Offering will be completed by way of a short form prospectus to be filed in all provinces of Canada (except Québec). In addition, the Common Shares will be offered for sale to Qualified Institutional Buyers in the United States pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and internationally, as permitted.

This press release is not an offer of the Common Shares for sale in the United States. The Common Shares may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or an exemption from such registration. Baytex has not registered and will not register the Common Shares under the United States Securities Act of 1933, as amended. Baytex does not intend to engage in a public offering of shares in the United States.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business plan, strategies and objectives; the use of the net proceeds of the Offering; the filing of the short form prospectus; the closing date of the Offering and the Acquisition; the exercise of the over-allotment option; the attributes of the assets to be acquired pursuant to the Acquisition, including production, reserves, reserve life index, capital efficiencies and development locations; the estimated capital to re-start the shut-in production and the timing of such capital expenditures; and the benefits to be obtained from the Acquisition, including operational efficiencies and synergies, future production growth and development potential. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of all approvals and satisfaction of all conditions to the completion of the Acquisition and the Offering, the characteristics of the assets to be acquired pursuant to the Acquisition and the successful integration of these assets into Baytex's operations, petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices; further declines or an extended period of the currently low oil and natural gas prices; failure to comply with the covenants in our debt agreements; that our credit facilities may not provide sufficient liquidity or may not be renewed; uncertainties in the capital markets that may restrict or increase our cost of capital or borrowing; risks associated with a third-party operating our Eagle Ford properties; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and

Baytex Energy Corp.
Press Release – November 22, 2016

foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; risks associated with the ownership of our securities, including changes in market-based factors and the discretionary nature of dividend payments; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; failure to complete or realize the anticipated benefits of the Acquisition and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2015, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation.

This news release contains certain oil and gas metrics such as reserves life index which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this news release to provide readers with additional measures to evaluate Baytex's performance however, such measures are not reliable indicators of Baytex's future performance and future performance may not compare to Baytex's performance in previous periods and therefore such metrics should not be unduly relied upon.

This press release discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations attributable to the assets to be acquired pursuant to the Acquisition are based on Baytex’s internal evaluation prepared by a qualified reserves evaluator in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook effective October 1, 2016 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources.

Unbooked locations have been identified by management as an estimation of our multi‐year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that we will drill all unbooked drilling locations and if drilled, there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de‐risked by drilling existing wells in relatively close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and, therefore, there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty whether such wells will result in additional oil and gas reserves, resources or production.

Baytex Energy Corp.
Press Release – November 22, 2016

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 78% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com